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                                                                      EXHIBIT 99


                  [MET-COIL SYSTEMS CORPORATION LETTERHEAD]



                       MET-COIL REPORTS NET INCOME FOR
                        SECOND QUARTER AND FIRST HALF


        CEDAR RAPIDS, IOWA - JANUARY 7, 1998 - Met-Coil Systems Corporation
(METS), a supplier of advanced sheet metal fabricating equipment and glass processing technologies for the global market, today reported net income for the second quarter and first half of fiscal 1998.

        "Our standard product business for the HVAC and industrial markets is enjoying growth both domestically and internationally. This growth is attributable to our continued product developments for the steel service center industry and end-product manufacturers", reported Jim Heitt, president and chief operating officer of Met-Coil.

SECOND QUARTER AND SIX-MONTH PERFORMANCE

        Revenues for the quarter ended November 30, 1997 increased to $12.4 million from $9 million for the prior year period. For the first half of fiscal 1998 revenues were $22.9 million, an increase of 29% compared to revenues of $17.7 million last year.

        Net income for the quarter ended November 30, 1997 was $662,000 or $.15 income per common share compared to net income of $149,000 or $.01 income per common share for second quarter of last year. Net income for the six months ended November 30, 1997 was $839,000 or $.16 income per common share. A year ago net income included profit from operations of $281,000 plus a lawsuit settlement of $450,000 to total $731,000 or $.16 income per common share.

        During the first six months of fiscal 1998, the Company has reduced its long term debt by $2.9 million. Order backlog was $13.6 million at November 30, 1997, an increase of 19% over the November 30, 1996 level of $11.4 million.

        Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units and affiliates include Iowa Precision Industries also in Cedar Rapids; The Lockformer Company in Lisle, Illinois; Met-Coil Ltd., Ayase, Japan and Met-Coil Ltd. - USA in Lisle, Illinois.

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